UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 November 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S R E L E A S E
17 November 2016
TRADING UPDATE
CRH plc, the international building materials group, issues the following Trading Update for the period 1 January 2016 to 30 September 2016.
Trading Performance
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As expected, third quarter trading benefited from continued growth in the Americas, albeit at a more modest pace than in the first half which benefited from favourable early season weather; in Europe the momentum remained positive.

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Cumulative sales amounted to €20.4 billion for the nine months to the end of September, an increase of 22% compared with the corresponding period in 2015. On a proforma1 basis, sales were 6% higher than 2015.

Proforma 2016 sales change versus 2015	Europe	Americas	Asia	Group
First half (H1)	+3%	+13%	+4%	+8%
Quarter 3 (Q3)	+4%	+1%	+3%	+2%
9 months to September (9M)	+4%	+8%	+4%	+6%
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EBITDA for the nine months to the end of September was €2.4 billion, an increase of 14% on proforma 2015.

Proforma 2016 EBITDA change versus 2015	Europe	Americas	Asia	Group
First half (H1)	+5%	+39%	+7%	+20%
Quarter 3 (Q3)	+5%	+11%	+8%	+9%
9 months to September (9M)	+5%	+21%	+7%	+14%
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A relentless focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, delivered good operational leverage underpinning improved margins and returns.

Full Year Outlook
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As previously stated and despite significant currency headwinds, overall EBITDA outturn for the year is estimated to be in excess of €3 billion, well ahead (> 35%) of last year (2015 reported: €2.22 billion); the expected outturn includes a full year contribution from 2015 acquisitions and is after taking into account the impact of divestments and one-off items.

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We continue to maintain a strong focus on prudent financial management, and we remain on track to deliver year-end net debt of less than 2 times EBITDA.

1 Proforma comparisons are at constant currency; include the 2015 pre-acquisition trading of the LH and CRL acquisitions; and exclude all divested entities and certain one-off items.
Full Year Outlook, continued
We expect full year depreciation and amortisation expense to be circa €1.1 billion (2015 reported: €0.9 billion).
Profits on sale of property, plant and equipment for 2016 are expected to be broadly similar to last year (2015 reported: €39 million). The net gain/loss on business disposals in 2016, which is dependent on the timing of divestment transactions still to be completed, is unlikely to be material (2015 reported: €62 million).
The Group's share of profits from equity-accounted entities is expected to be approximately €30 million (2015 reported: €44 million), reflecting the sale of certain investments in 2015 and reduced performance in some markets.
Net finance costs are expected to be broadly similar to last year (2015 reported: €389 million) as the non-recurrence of a cost of €38 million charged in 2015 for the early redemption of a portion of the US$ bonds is expected to be offset by the cost of increased debt in 2016.
Finance and Development Update
Assuming no further material acquisitions or divestments for the remainder of 2016, and based on forecast exchange rates, we expect year-end net debt to be less than €6 billion (2015: €6.6 billion); this implies a net debt/EBITDA ratio of less than 2 times at end-2016, delivering on our commitment to restore our debt metrics to normalised levels in 2016.
Development spend for the first nine months of 2016 amounted to €172 million (including deferred payments on prior year acquisitions) on 17 acquisitions and investments. Disposal proceeds for the first nine months amounted to €163 million.
Europe Update
Proforma results in the first half of this year were ahead of the strong first half of 2015 and, on the back of continued recovery in some key markets, proforma sales and EBITDA were also ahead of Q3 2015. Assuming normal weather patterns for the remainder of the year, we expect Europe EBITDA for 2016 as a whole to be in excess of €1 billion.
Europe Heavyside: Following growth of 4% in the first half of 2016, proforma sales in the third quarter were 8% ahead of Q3 2015, bringing cumulative 9M proforma sales 5% ahead of 2015. Proforma EBITDA in the third quarter was 5% ahead of 2015 and cumulative proforma EBITDA was 4% above the same period in 2015.
Key Markets in Brief
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U.K.: improved volumes and prices of cement, aggregates and readymixed concrete partly offset by lower asphalt volumes due to project delays; limited Brexit impact on trading to date
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France: improving private demand supporting increased volumes but pricing remains competitive
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Switzerland: volumes remain robust but prices challenging in competitive markets impacted by strong Swiss franc
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Benelux: improving economic backdrop in the Netherlands positively impacting residential demand
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Germany: improving volumes of main products but price pressure persists
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Denmark: positive economic backdrop supporting strong demand and improved pricing
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Ireland: strong momentum in construction demand continues
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Poland: despite solid macro-economic backdrop volumes below 2015; significant price pressure
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Finland: recovery of construction market continues, improved volumes in all products, pricing still competitive
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Ukraine: markets continue to be resilient; cement volumes ahead of 2015 with prices improving
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South East Europe: good progress in residential and non-residential demand offset by poor weather and moderating infrastructure spend
Europe Lightside: Following a strong start to the year, proforma sales in the third quarter were up 4% compared with 2015, reflecting good demand for key products in major markets; proforma EBITDA for the period was 10% ahead of Q3 2015 bringing cumulative proforma EBITDA 12% above the same period in 2015.
Europe Update, continued
Key Markets in Brief
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Construction Accessories: improved performance due to positive momentum in some key markets and exports
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Shutters & Awnings: good progress resulting from internal cost control focus and stable market backdrop
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Network Access Products: strong demand and favourable product mix in some key markets
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Perimeter Protection: increased demand for mobile fencing and internal cost control partly offset by weaker permanent fencing
Europe Distribution: Reflecting the mixed economic backdrop in some key markets, proforma sales reduced by 2% in the third quarter, compared with a first half increase of 1%. Proforma EBITDA for the period was 5% ahead of Q3 2015 as cost and commercial focus resulted in improved margins.
Key Markets in Brief
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Belgium: increased demand particularly for SHAP partly offset by reduced new residential construction
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Netherlands: ongoing signs of improving overall sentiment; increasing residential demand
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Switzerland: activity impacted by slowing demand in our key markets
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Germany: RMI sector broadly in line; DIY remains resilient

Americas Update
Against the backdrop of increased construction activity in the United States, our Americas operations benefited in the third quarter from good underlying demand following the strong first half which benefited from favourable weather. Proforma sales for the quarter were up 1% compared to Q3 2015 while proforma EBITDA improved by 11% reflecting a strong margin improvement. For the full year we expect EBITDA to be in excess of €1.9 billion based on a projected average full year 2016 US dollar/euro exchange rate of 1.11.
Americas Materials: Following a very strong first half, which benefited from favourable weather that facilitated project acceleration, the third quarter experienced more normalised demand patterns with proforma sales in line with Q3 2015. Year to date September proforma sales were 6% ahead of the same period last year. The improving first half margin trends continued and proforma EBITDA for the quarter was 14% ahead of last year.
Key Markets in Brief
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Infrastructure: stable Federal funding underpinned by the FAST Act; State funding increasing
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Non-Residential: improving activity supporting positive volume and price trends
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Aggregates: proforma volumes in line with Q3 2015; up 7% in the nine months to end September
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Asphalt: proforma volumes down 2% in Q3; up 6% in the nine months to end September
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Readymixed concrete: proforma volumes in line with Q3 2015; up 7% in the nine months to end September
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Cement: proforma volumes (principally Canada) down 2% in Q3; up 1% for the nine months to end September
Americas Products: With strong market conditions in all major end use segments for both new construction and RMI continuing, the third quarter experienced ongoing sales growth albeit at a more moderate pace than the favourably weather impacted first half. Third quarter proforma sales were 5% ahead of Q3 2015, with year to date September 12% ahead of the same period last year. Proforma EBITDA in the third quarter was 9% ahead of Q3 2015, reflecting better volumes and a continued focus on commercial and cost initiatives.
Markets in Brief
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Non-Residential: activity advancing steadily, supported by low interest rates and increasing employment
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Residential: expanding in most regions; positive single and multi-family home trends
Americas Update, continued
Americas Distribution: Third quarter proforma sales were slightly ahead of Q3 2015, bringing cumulative growth to 8% for the nine months to end September. Proforma EBITDA for the third quarter was 1% ahead of Q3 2015, bringing the growth in cumulative proforma EBITDA to 11% compared with the first nine months of 2015.
Markets in Brief
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Non-Residential: higher Q3 sales on the back of good new construction activity
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Residential: following a very strong weather impacted first half residential roofing demand moderated
Asia
The newly formed Asia division reflects the results from the Philippines operations acquired as part of the LH Assets in the second half of 2015 together with CRH Asia's divisional costs. Proforma results in the first half of this year were ahead of the first half of 2015 and on the back of favourable underlying demand fundamentals in the Philippines, proforma sales and EBITDA further advanced in Q3 compared to 2015. With the ongoing demand backdrop we expect EBITDA for 2016 as a whole to be in excess of €100 million.
Separately, the Group's investments in India and China are equity-accounted and CRH's share of profit after tax from these businesses is reported in profit before tax along with the Group's other equity-accounted investments.
Key Markets in Brief
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Philippines: economic growth supported by strong domestic consumption, low inflation and a low debt to GDP ratio; cement market demand continues to grow and prices advanced
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India: volumes ahead due to favourable economic backdrop but pricing remains challenging
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China: volumes and prices remain under pressure in the north east of China
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CRH will report its Preliminary Results for full year 2016 on Thursday, 2 March 2017.

This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this document and other factors discussed in our Annual Report on Form 20-F filed with the SEC.
CRH plc will host an analysts' conference call at 08:30 GMT on Thursday, 17 November 2016 to discuss the statement. To join this call please dial: +353 (0)1 2460271 using Conference Code 6886650#, PIN *0 (further international numbers are available here). A presentation to accompany this call and audio playback will be available on the Reports and Presentations page of the CRH website.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Albert Manifold
Chief Executive
Senan Murphy
                Finance Director
Frank Heisterkamp
Head of Investor Relations
Mark Cahalane
                Group Director, Corporate Affairs
CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Appendix 1: Divisional Proforma Sales and EBITDA 2016 change versus 2015
For the comparison below 2016 and 2015 figures are adjusted to exclude the results from businesses which have now been divested and also to exclude certain one-off cost items. The information for 2015 has also been adjusted to reflect the following:
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proforma full year 2015 results attributable to the LH Assets and CRL (both acquired in Q3 2015),
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a currency translation adjustment in order to provide comparatives on a constant currency basis with 2016 figures.

Proforma Sales 2016 change versus 2015	First Half	Third Quarter	Nine Months
Europe Heavyside	+4%	+8%	+5%
Europe Lightside	+8%	+4%	+7%
Europe Distribution	+1%	-2%	0%
Total Europe	+3%	+4%	+4%
Americas Materials	+12%	0%	+6%
Americas Products	+16%	+5%	+12%
Americas Distribution	+11%	+1%	+8%
Total Americas	+13%	+1%	+8%
Total Asia	+4%	+3%	+4%
Total CRH	+8%	+2%	+6%

Proforma EBITDA 2016 change versus 2015	First Half	Third Quarter	Nine Months
Europe Heavyside	+4%	+5%	+4%
Europe Lightside	+14%	+10%	+12%
Europe Distribution	+5%	+5%	+5%
Total Europe	+5%	+5%	+5%
Americas Materials	+69%	+14%	+26%
Americas Products	+21%	+9%	+16%
Americas Distribution	+26%	+1%	+11%
Total Americas	+39%	+11%	+21%
Total Asia	+7%	+8%	+7%
Total CRH	+20%	+9%	+14%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 17 November 2016

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary